EXHIBIT 99.139

Consolidated Financial Statements

For the years ended October 31, 2020 and 2019

(Stated In thousands of Canadian dollars, except share and per share amounts)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of High Tide Inc.

Opinion

We have audited the consolidated financial statements of High Tide Inc (the “Company”), which comprise the consolidated statement of financial position as at October 31, 2020, and the consolidated statement of loss and other comprehensive loss, consolidated statement of changes in shareholders’ equity (deficiency) and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at October 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other matter

The consolidated financial statements of the Company as at and for the year ended October 31, 2019 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on February 28, 2020.

Other information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Ryan MacDonald.

Calgary, Canada

March 1, 2021

High Tide Inc. Consolidated Statements of Financial Position As at October 31, 2020 and 2019 (Stated – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Assets
Current assets
Cash		7,524	806
Marketable securities		50	50
Trade and other receivables	13	2,861	2,385
Inventory	11	5,702	6,719
Prepaid expenses and deposits	10	3,070	2,518
Current portion of loans receivable	12	74	261
Total current assets		19,281	12,739

Non-current assets
Loans receivable	12	230	878
Property and equipment	8	13,085	12,382
Net Invesment - Lease	28	1,716	-
Right-of-use assets, net	28	16,413	-
Long term prepaid expenses and deposits	10	809	1,380
Deferred tax asset	19	250	1,190
Intangible assets and goodwill	9	18,027	12,174
Total non-current assets		50,530	28,004
Total assets		69,811	40,743

Liabilities
Current liabilities
Accounts payable and accrued liabilities		6,421	4,408
Notes payable current	16	1,939	3,570
Deferred liability	15	1,700	-
Current portion of convertible debentures	17	14,446	-
Current portion of lease liabilities	28	2,194	-
Shareholder loans		-	701
Derivative liability	17, 22	764	2,121
Total current liabilities		27,464	10,800

Non-current liabilities
Notes payable	16	2,536	62
Convertible debentures	17	11,376	19,664
Lease liabilities	28	14,474	-
Long term contract liability		53	100
Deferred tax liability	19	2,185	710
Total non-current liabilities		30,624	20,536
Total liabilities		58,088	31,336

Shareholders’ equity
Share capital	20	32,552	26,283
Warrants	22	5,796	6,609
Contributed surplus		4,704	2,119
Convertible debentures – equity	17	1,965	1,637
Accumulated other comprehensive income		(487)	(366)
Accumulated deficit		(34,359)	(26,696)
Equity attributable to owners of the Company		10,171	9,586
Non-controlling interest	30	1,552	(179)
Total shareholders’ equity		11,723	9,407
Total liabilities and shareholders’ equity		69,811	40,743

The accompanying notes are an integral part of the consolidated financial statements.

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chairman of the Audit Committee

High Tide Inc. Consolidated Statements of Loss and Other Comprehensive Loss For the year ended October 31, 2020 and 2019 (Stated – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Revenue
Merchandise sales		79,395	29,445
Royalty revenue		964	1,516
Other revenue		2,906	333
Total Revenue	7	83,265	31,294

Cost of sales		(52,453)	(19,978)
Gross profit		30,812	11,316

Expenses
Salaries, wages and benefits	3c	(13,257)	(10,447)
Share-based compensation	21	(129)	(2,209)
General and administration		(6,278)	(8,094)
Professional fees		(2,548)	(6,463)
Advertising and promotion		(429)	(2,252)
Depreciation and amortization	8, 9, 28	(6,798)	(1,401)
Interest and bank charges		(577)	(324)
Total expenses		(30,016)	(31,190)
Income (loss) from operations		796	(19,874)

Other income (expenses)		3,808	-
Gain on extinguishment of debenture	17
Loss on settlement of convertible debentures	17	(142)	-
Revaluation of derivative liability	17	(459)	732
Impairment loss	8	(705)	(4,820)
Related party balances written off		-	(34)
Finance and other costs	18	(10,009)	(3,089)
Foreign exchange gain (loss)		81	(44)
Gain on extinguishment of financial liability	17	505	129
Total other expenses		(6,921)	(7,126)

Loss before taxes		(6,125)	(27,000)
Current Income tax (expense) recovery	19	(236)	-
Deferred Income tax (expense) recovery	19	7	708
Net loss		(6,354)	(26,292)

Other comprehensive income (loss)
Translation difference on foreign subsidary		(121)	(366)
Total comprehensive loss		(6,475)	(26,658)

Net income (loss) and comprehensive income (loss) attributable to:
Owners of the Company		(7,089)	(26,492)
Non-controlling interest	30	614	(166)
		(6,475)	(26,658)

Income (loss) per share
Basic	23	(0.03)	(0.13)
Diluted	23	(0.03)	(0.13)

The accompanying notes are an integral part of the consolidated financial statements.

Subsequent Events (Note 31)

High Tide Inc. Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) (Stated – In thousands of Canadian dollars)

	Note	Share capital	Special warrants	Warrants	Contributed surplus	Equity portion of convertible debt	Accumulated other comprehensive income (loss)	Accumulated deficit	Attributable to owners of the Company	NCI	Total
		$	$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2018		35,695	16,904	905	-	-	-	(30,176)	23,328	(13)	23,315
Transition adjustment – IFRS 9		-	-	-	-	-	-	(26)	(26)	-	(26)
Transition adjustment – IFRS 15		-	-	-	-	-	-	(67)	(67)	-	(67)
Conversion of special warrants	20(i)	13,051	(16,904)	3,853	-	-	-	-	-	-	-
Warrants issued December, 2018	17	-	-	93	-	-	-	-	93	-	93
Acquisition - Grasscity	4	3,047	-	-	-	-	-	-	3,047	-	3,047
Share-based compensation	20(iv)	71	-	-	2,119	-	-	-	2,190	-	2,190
Equity portion of convertible debentures	17	-	-	-	-	1,637	-	-	1,637	-	1,637
Interest payment paid in shares	17	1,156	-	-	-	-	-	-	1,156	-	1,156
Warrants issued April, 2019	17	-	-	883	-	-	-	-	883	-	883
Acquisition - Dreamweavers	4	1,147	-	296	-	-	-	-	1,443	-	1,443
Acquisition - Jasper Ave.	4	205	-	-	-	-	-	-	205		205
Warrants issued June, 2019	17	-	-	342	-	-	-	-	342	-	342
Reduction in share capital	20(ii)	(29,699)	-	-	-	-	-	29,699	-	-	-
Fee paid in shares & warrants	20(iii)	1,607	-	132	-	-	-	-	1,739	-	1,739
Warrants issued September, 2019	22	-	-	105	-	-	-	-	105	-	105
Warrant exercise	22	3	-	-	-	-	-	-	3	-	3
Cumulative translation adjustment		-	-	-	-	-	(366)	-	(366)	-	(366)
Comprehensive loss for the period		-	-	-	-	-	-	(26,126)	(26,126)	(166)	(26,292)
Opening balance, November 1, 2019		26,283	-	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407
Fee paid in shares		860	-	-	-	-	-	-	860	-	860
Extinguishment of debenture	17	-	-	-	1,445	(1,445)	-	-	-	-	-
Warrants	22	-	-	(913)	1,011	-	-	-	98	-	98
Share-based compensation	21	-	-	-	129	-	-	-	129	-	129
Equity portion of convertible debentures	17	-	-	-	-	1,773	-	-	1,773	-	1,773
Cumulative translation adjustment		-	-	-	-	-	(121)	-	(121)	-	(121)
Prepaid Interest paid in shares		1,168	-	-	-	-	-	-	1,168	-	1,168
Purchase of minority interest - KushBar Inc.	6	500	-	-	-	-	-	(695)	(195)	187	(8)
Acquisition - 2680495 Ontario Inc.	4	1,048	-	-	-	-	-	-	1,048	-	1,048
Acquisition - Saturninus Partners	5	1,064	-	100	-	-	-	-	1,164	930	2,094
Acquisition - 102088460 Saskatchewan Ltd.	4	975	-	-	-	-	-	-	975	-	975
Lease acquisition	20(iv)	104	-	-	-	-	-	-	104	-	104
Conversion of convertibile debenture	17	550	-	-	-	-	-	-	550	-	550
Comprehensive loss for the period		-	-	-	-	-	-	(6,968)	(6,968)	614	(6,354)
Balance, October 31, 2020		32,552	-	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723

The accompanying notes are an integral part of the consolidated financial statements.

High Tide Inc. Consolidated Statements of Cash Flows For the year ended October 31, 2020 and 2019 (Stated – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Operating activities
Net loss		(6,354)	(26,292)
Adjustments for items not effecting cash and cash equivalents
Income tax expense (recovery)		229	(708)
Accretion expense	18	3,663	1,476
Loan income	18	(131)
Fee for services and interest paid in shares and warrants	20, 22	1,729	-
Acquisition costs paid in shares	18	678	-
Depreciation and amortization	8, 9, 28	6,798	1,401
Revaluation of derivative liability	17	459	(732)
Gain on extinguishment of debenture	17	(3,808)	-
Impairment loss	8	705	4,820
Foreign exchange loss		(81)	-
Share-based compensation	21	129	2,209
Loss on settlement of convertible debentures	17	142	-
Expected credit loss allowance		-	1,142
Gain on extinguishment of financial liability		(505)	-
		3,653	(16,684)

Changes in non-cash working capital
Trade and other receivables		(458)	(1,920)
Inventory		1,951	(1,811)
Loans receivable		48	(1,077)
Prepaid expenses and deposits		1,186	3,536
Accounts payable and accrued liabilities		2,470	2,812
Income tax payable		-	(33)
Contract liability		-	30
Shareholder loans		-	665
Net cash provided by (used in) operating activities		8,850	(14,482)

Investing activities
Purchase of property and equipment	8	(2,295)	(8,074)
Purchase of intangible assets	9	(474)	(2,333)
Proceeds from sale of marketable securities	15	1,700	-
Cash paid for business combination, net of cash acquired	4, 5	(2,234)	(6,515)
Net cash (used in) investing activities		(3,303)	(16,922)

Financing activities
Repayment of finance lease obligations		(6)	(6)
Proceeds from convertible debentures net of issue costs	17	8,855	22,419
Proceeds from notes payable	16	200	2,000
Repayment of convertible debentures	17	(1,867)	-
Interest paid on debentures and loans		(2,260)	(351)
Lease liability payments	28	(3,191)	-
Repayment of notes payable	16	(560)	-
Restricted marketable securities		-	(50)
Net cash provided (used in) financing activities		1,171	24,012

Net increase (decrease) in cash and cash equivalents		6,718	(7,392)
Cash and cash equivalents, beginning of the year		806	8,198
Cash and cash equivalents, end of the year		7,524	806

The accompanying notes are an integral part of the consolidated financial statements.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The Company’s business could be significantly adversely affected by the effects of the recent outbreak of novel coronavirus (“COVID- 19”). Several significant measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workplace productivity, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital. Since the initial outset of the pandemic, the Company did not experience a significant decline in sales for most of the operating businesses.

2.	Basis of Preparation

2.1 Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial Statements were approved and authorized for issue by the Board of Directors on March 1, 2021.

2.2 Basis of measurement

The consolidated financial statements, have been prepared on a historical cost basis, except for stock options, warrants and certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented. For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statements of loss and other comprehensive loss to conform with current period’s presentation.

2.3 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and of the Company’s United States (“U.S.”) subsidiaries is the USD, and of the Company’s European subsidiaries is the Euro (“EUR”). Translation gains and losses resulting from the consolidation of operations in Canada, USA and Europe, are recognized in other comprehensive income in the statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

2.	Basis of Preparation (continued)

2.4 Basis of consolidation

Subsidiaries

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
RGR Canada Inc.	100%	Canadian Dollar
Famous Brandz Inc.	100%	Canadian Dollar
Canna Cabana (SK) Inc.	100%	Canadian Dollar
Smoker’s Corner Ltd.	100%	Canadian Dollar
KushBar Inc.	100%	Canadian Dollar
Kush West Distribution Inc.	100%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar

Subsidiaries are entities controlled by High Tide. Control is achieved where the entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Company. Intra-group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

3.	Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Use of estimates & accounting judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

A.	Use of estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company’s accounts receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

A.	Use of estimates (continued)

Inventory valuation

Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behaviour, and fluctuations in inventory levels.

Estimated useful lives, residual values and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment.

Estimated useful lives of Intangibles

Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgment.

Fair value of financial instruments

The individual fair values attributed to different components of a financing transaction are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use (“VIU”). The fair value less costs of disposal calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The estimated future cash flows are derived from management estimates, budgets and past performance and do not include activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using approximate valuation techniques, which are generally based on a forecast of the total expected future cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

A.	Use of estimates (continued)

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Measurement of share-based payments, warrants and stock options

In calculating the value of share-based payments, warrants and stock options, key estimates such as the value of the common shares, the rate of forfeiture, the expected life, the volatility of the value of the Company’s common shares and the risk-free interest rate are used.

B.	Judgements

Judgment is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve to raise additional financing and/achieve profitable operations. Certain judgements are made when determining if the Company will achieve profitable operations. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. The assumption that the Company will be able to continue as a going concern is subject to critical judgements of management with respect to assumptions surrounding the short and long-term operating budget, expected profitability, investment and financing activities and management’s strategic planning.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regard to shared infrastructure, geographical proximity and similar exposure to market risk and materiality.

Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Where an acquisition is classified as a business combination or an asset acquisition can have a significant impact on the entries made on and after the acquisition. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using approximate valuation techniques, which are generally based on a forecast of the total expected future cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.

Consolidation

The determination of which entities require consolidation is subject to management judgment regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

Segmented information

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the Chief Operating Decision Makers (CODMs). The Company’s CODMs are the Chief Financial Officer, Chief Executive Officer and Chief Operating Officer.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

B.	Judgements (continued)

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events.

Derivative liability

Management applies judgement in determining the fair value of the derivative liability by applying assumptions and estimates using the Black-Scholes valuation model. These assumptions and estimates require a high degree of judgment and a change in these estimates may result in a material effect to the consolidated financial results.

C.	Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.

Marketable securities

Marketable securities comprise of the Company’s investments in money market mutual funds held through a large commercial bank in Canada and are disclosed as restricted marketable securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in other comprehensive income. Fair values for marketable securities are estimated using quoted market prices in active markets, obtained from securities exchanges. At the time securities are sold or otherwise disposed of, gains or losses are included in consolidated statement of loss and other comprehensive loss.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value. Any write-downs of inventory to net realizable value are recorded in consolidated statement of loss and other comprehensive loss of the related year.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are classified as construction in progress. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated use lives:

Asset	Method	Useful life
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	25 years

When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in consolidated statement of loss and other comprehensive loss of the related year.

Assets under construction are not ready for use and are not depreciated.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Property and equipment (continued)

Repairs and maintenance costs that do not improve or extend productive life are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.

Intangible assets

Intangible assets acquired separately are measured initially at cost and consists of software and lease buy-outs. Following initial recognition, intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are initially measured using an allocation of the purchase consideration using a relative fair value approach.

The useful lives of intangible assets are assessed as either finite or indefinite. The Company does not have any indefinite life intangible assets. Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives, which for leases is the lower of the useful life of the asset, or the primary lease term, including renewals at the Company’s option, if any, as follows:

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Lease buy-outs	Straight-line	Remaining term of the lease
Licenses	Straight-line	Remaining term of the lease
Brand names	-	Indefinite life

The estimated useful lives and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. Intangible assets not yet available for use are not subject to amortization.

Goodwill

Goodwill arises on the business combination and is tested for impairment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is initially recognized as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequently, goodwill is measured at cost less accumulated impairment losses.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Foreign currencies

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains or losses are recognized in consolidated statement of loss and other comprehensive loss in the period in which they arise.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Revenue recognition

The Company has adopted IFRS 15 on November 1, 2018. Revenue recognition is based on a 5-step approach which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the consolidated financial statements is disaggregated into retail, wholesale, data analytics services and royalty revenue.

Recognition

The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:

For performance obligations related to retail and wholesale contracts, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs, with the exception of bill and hold arrangements as noted below. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.

For performance obligations related to franchise contracts and data analytics contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.

The Company recognizes a contract asset or contract liability for contracts where only one party has satisfied its performance obligations. A contract liability is recorded when the Company receives consideration before the performance obligations have been satisfied. A contract asset is recorded when the Company has rights to consideration for the completion of a performance obligation before it has invoiced the customer. The Company recognizes unconditional rights to consideration separately as a receivable. Contract assets and receivables are evaluated at each reporting period to determine whether there is any objective evidence that they are impaired.

The Company recognizes a significant financing component where the timing of payment from the customer differs from the Company’s performance under the contract and where that difference is the result of the Company financing the transfer of goods and services. For the majority of the contracts, revenue excludes the impact of a significant financing component since, the Company expects at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Identification of performance obligations

Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.

Transaction price

In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.

Allocation of transaction price to performance obligations

The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. Where contracts do not specify amounts for individual performance obligations, the Company estimates the amount of the transaction price to allocate to individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

Satisfaction of performance obligations

The satisfaction of performance obligations requires management to make judgment as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standard shipping practices, in determining when this transfer occurs.

Wholesale revenue

Revenue from sales to customers through the Company’s wholesale distribution arm are recognized when control of the goods has transferred to the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location (FOB destination). Where the customer arranges for the pickup of goods, revenue is recognized at the time the goods are transferred to the customers carrier (FOB shipping point). Costs to ship orders to customers are included as an expense in cost of goods sold.

Retail revenue

Revenue consists of sales through the Company’s network of retail stores and includes sales through the Company’s ecommerce platform. Merchandise sales through retail stores are recognized at the time of delivery to the customer which is generally at the point of sale. Merchandise sales through the Company’s e-commerce operations are recognized upon date of receipt by the customer. The Company also recognizes the revenue by providing data analytics services. The performance obligation is fulfilled when the data and services agreed upon are delievered to the customer at the end of calendar month.

Royalty revenue

The Company earns fixed and variable royalty income from its franchisees. The fixed royalty income is earned based on an agreed fixed amount per month whereas the variable royalty income is calculated at an agreed rate on the revenue earned by franchisees. Royalty revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

Sales returns

The Company does allow returns. Defective products or products that get damaged upon shipping by the Company are considered for exchanges. Due to negligble amount of returns the Company does not record any provision for returns.

The Company adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) with an initial adoption date of November 1, 2018. As a result, the Company has changed its accounting policy for revenue recognition, which is outlined below. The Company has elected to adopt IFRS 15 retrospectively with the modified retrospective method of transition practical expedient and has elected to apply IFRS 15 only to contracts that are not completed contracts at the date of initial application. Comparative information has not been restated and is reported under IAS 18 Revenue (“IAS 18”). For more information on the Company’s accounting policies under IAS 18, refer to Note 4 of the Company’s consolidated financial statements for the annual period ended October 31, 2018.

The Company recognized the cumulative impact of the initial application of the standard as a reclassification on the consolidated statement of financial position as well as an increase in Accumulated Deficit as at November 1, 2018. Applying the significant performance obligation requirements to specific contracts resulted in an increase in Accumulated Deficit of $67.

The impact to Accumulated Deficit related to franchise arrangements. IFRS 15 requires that, in determining the timing of revenue recognition, that if there is a reasonable expectation that the franchisor will undertake activities that will significantly affect the brand name to which the franchisee has rights, and the franchisee is directly exposed to any positive or negative effects of that brand and image throughout the franchise period, that the performance obligation is satisfied over the period of the franchise agreement, or in the case of specific brand development activities, deferred as a contract liability until such time as the related activity and associated costs are incurred. There were no impacts to the consolidate statement of cash flows as a result of adopting IFRS 15.

The majority of the Company’s revenues from contracts with customers are derived from the wholesale and retail sale of consumption accessories and cannabis products, from franchise arrangements and data analytics services.

The Company evaluates whether the contracts it enters into meet the definition of a contract with a customer at the inception of the contract and on an ongoing basis if there is an indication of significant changes in facts and circumstances. Revenue is measured based on the transaction price specified in a contract with a customer. Revenue is recognized when control of the goods or services is transferred to the customer. For certain contracts, revenue may be recognized at the invoiced amount, as permitted using the invoice, if such amount corresponds directly with the Company’s performance to date. The Company excludes amounts collected on behalf of third parties from revenue.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Performance Obligations

Each promised good or service is accounted for separately as a performance obligation if it is distinct. The Company’s contracts may contain more than one performance obligation.

Transaction Price

The Company allocates the transaction price in the contract to each performance obligation. Transaction price allocated to performance obligations may include variable consideration. Variable consideration is included in the transaction price for each performance obligation when it is highly probable that a significant reversal of the cumulative variable revenue will not occur. Variable consideration includes variability in quantity and pricing as well as the right of return in certain distribution agreements. The consideration contained in the majority of the Company’s contracts with customers is primarily non-variable.

When multiple performance obligations are present in a contract, transaction price is allocated to each performance obligation in an amount that depicts the consideration the Company expects to be entitled to in exchange for transferring the good or service. The Company estimates the amount of the transaction price to allocate to individual performance obligations based on their relative standalone selling prices, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions or is based on details of the respective agreements.

Other Items

Contract acquisition costs (including commissions)

Contract acquisition costs related to sales order and service type contracts are expensed immediately. The Company elects to use the practical expedient that permits immediate expensing of all contract acquisition costs where that contract is anticipated to be complete within one year.

Warranties

The Company does not offer an option to purchase additional warranties and does not provide any additional services as part of any warranty. The warranties provided relate to product compliance to agreed-upon specifications and are considered an assurance type warranty. Warranties will continue to be accounted for under previous IFRS guidance.

Consignment and principal verse agent considerations

The new revenue standard focuses on recognizing revenue as an entity transfers control of a good or service to a customer. This could affect how an entity evaluates its position in a transaction as either a principal or an agent. The new revenue standard provides that an entity is a principal in a transaction if it controls the specified goods or services before they are transferred to the customer. The Company has entered into an arrangement whereby assets are transferred by the Company to another party (a “Consignee”) for storage. The Company continues to act in the capacity of the principal as evidenced by the Company’s ability to control the assets until the sale of the product to an external customer.

Right of return

The Company has entered into distribution agreements whereby the Company provides for a right of return to the distributor (reseller) of the Company’s products. The Company recognizes revenue based on the amount to which it expects to be ‘entitled’ through to the end of the return period (considering expected product returns). The Company recognizes the portion of the revenue subject to the right of return constraint once the amount is no longer constrained. The Company continually assesses the position that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration related to the right to return has been resolved.

Bill and hold arrangements

In some sales transactions, the Company fulfils its obligations and bills the customer for the work performed but does not ship the goods until a later date. These transactions are designed this way at the request of the customer and are typically due to the customer’s lack of available storage space for the product, or due to delays in the customer’s retail location construction schedules.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Taxes

Tax expense is comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.

Current tax

Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-based payments

The fair value of stock options issued to directors, officers and consultants under the Company’s stock option plan is estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. On the exercise of options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

The fair value of options issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of agent options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

Where stock options are cancelled, it is treated as if the stock options had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately. However, if a new option is substituted for the cancelled option and is designated as a replacement option on the date that it is granted, the cancelled and the new options are treated as if they were a modification of the original option.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options. Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted earninsgs (loss) per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by executive management to make decisions about resources to be allocated to the segments and assess their performance. Segment results that are important to executive management generally include items directly attributable to a segment.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Leases

At the lease possession date, the Company recognizes a lease liability reflecting its obligation for future lease payments and a right of use asset representing its right to use the underlying asset.

Right of use assets and lease liabilities are presented in the consolidated statement of financial position and are measured at the present value of future lease payments discounted at the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments and variable lease payments that are based on an index or rate.

Right of use assets are amortized on a straight-line basis over the lease term and accretion expense is recognized on lease liabilities using the effective interest method. The Company also assesses the right of use asset for impairment when such indicators exist.

The Company has elected to account for short-term leases and leases of low value assests using the practical expedients. Instead of recognizing a right-of-use-asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite life intangible assets are tested annually for impairment by comparing the carrying value of each CGU to which goodwill has been allocated to its recoverable amount.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Asset acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Financial Instruments:

Effective November 1, 2018, the Company adopted IFRS 9, which introduces new requirements for:

i)	The classification and measurement of financial assets and liabilities,
ii)	The recognition and measurement of impairment of financial assets, and
iii)	General hedge accounting

In accordance with the transition provisions of the standard, the Company has elected to not restate prior periods. The impact of adopting IFRS 9 was recognized in Accumulated Deficit at November 1, 2018 and related to the recognition of additional expected credit losses. The net impact resulted in an increase in the expected credit losses allowance of $36, an increase in deferred income tax assets of $10, and a $26 increase in Accumulated Deficit.

The Company’s accounting policies under IFRS 9 are outlined below. For more information on the Company’s accounting policies under IAS 39, refer to Note 4 of the Company’s consolidated financial statements for the annual period ended October 31, 2018.

a financial instrument or non-financial derivative contract. Financial assets must be classified and measured at either amortized cost, at fair value through profit or loss (“FVTPL”), or at fair value through other comprehensive income (“FVTOCI”).

Financial assets with contractual cash flows arising on specified dates, consisting solely of principal and interest, and that are held within a business model whose objective is to collect the contractual cash flows are subsequently measured at amortized cost.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Financial Instruments (continued)

a. Classification and Measurement

IFRS 9 introduces the requirement to classify and measure financial assets based on their contractual cash flow characteristics and the Company’s business model for the financial asset. All financial assets and financial liabilities, including derivatives, are recognized at fair value on the consolidated statements of financial position when the Company becomes party to the contractual provisions of

Financial assets measured at FVTOCI are those which have contractual cash flows arising on specific dates, consisting solely of principal and interest, and that are held within a business model whose objective is to both to collect the contractual cash flows and to sell the financial asset. All other financial assets are subsequently measured at FVTPL.

Derivative instruments, when utilized, would initially be recognized at the fair value at the date the derivative contracts were entered into, and would be subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss would be recognized in net loss immediately, unless the derivative was designated and effective as a hedging instrument, in which case the timing of the recognition in net earnings would be dependent on the nature of the hedging relationship.

Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (i.e. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts, and the host contracts are not measured at FVTPL. Derivatives embedded in hybrid financial asset host contracts that are within the scope of IFRS 9 are not separated and the entire contract is measured at either FVTPL or amortized cost, as appropriate. The Company’s management reviewed and assessed the classifications of its existing financial instruments as at November 1, 2018, based on the facts and circumstances that existed at that date, as shown below.

Financial Instrument	IFRS 9 Classification	IAS 39 Category
Cash and cash equivalents	Amortized cost	FVTPL
Loans receivable	Amortized cost	Loans and receivables
Marketable securities	FVTPL	Available for sale
Loans payable and other liability	Amortized cost	Other financial liabilities
Shareholder loans	Amortized cost	Other financial liabilities
Convertible debt	Amortized cost	Other financial liabilities
Accounts receivable	Amortized cost	Loans and receivables
Accounts payable and accrued liabilities	Amortized cost	Other financial liabilities
Notes payable	Amortized cost	Other financial liabilities
Derivative liability	FVTPL	FVTPL

b. Impairment of Financial Assets

IFRS 9 introduces a new impairment model for financial assets measured at amortized cost as well as certain other instruments. The expected credit loss model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk. IFRS 9 introduces a new impairment model for financial assets measured at amortized cost as well as certain other instruments. The expected credit loss model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.

IFRS 9 states that an entity must measure trade receivables at their transaction price (as defined in IFRS 15 Revenue from Contracts with Customers) if the trade receivables do not contain a significant financing component (or when the entity applies the available practical expedient). This ‘simplified approach’ permits the use of a provision matrix model for measuring the loss allowance for trade receivables, contract assets and lease receivables at an amount equal to lifetime expected credit losses under certain circumstances. The Company measures its trade receivables using the simplified approach. Expected credit losses measurement takes into consideration historical customer default rates, adjusted by forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography). The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables. The Company’s management reviewed and assessed its existing financial assets for impairment using reasonable and supportable information in accordance with the requirements of IFRS 9 to determine the credit risk of the respective items at the date they were initially recognized and compared that to the credit risk as at November 1, 2018. There was an increase in credit risk determined upon application of IFRS 9 and therefore an additional loss allowance of $26 was recognized.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

C.	Summary of significant accounting policies (continued)

Financial Instruments (continued)

c.	General Hedge Accounting

IFRS 9 retains the three types of hedges from IAS 39 (fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation) but increases flexibility as to the types of transactions that are eligible for hedge accounting. The effectiveness test of IAS 39 is replaced by the principle of an “economic relationship”, which requires that the hedging instrument and the hedged item have values that generally move in opposite directions because of the hedged risk. Additionally, retrospective hedge effectiveness testing is no longer required under IFRS 9. As the Company does not engage in hedge accounting, the application of IFRS 9 hedge accounting requirements has had no impact on the results and financial position of the Company.

Government Grants

As per IAS 20, the subsidies were recognized until there was reasonable assurance that certain entity complies with eligibility requirements. For those businesses that did experience a decline in sales, the Company applied for the Canada Emergency Wage Subsidy. The effects of COVID-19 are changing rapidly, and the consequences cannot be reasonably estimated at this time but could have material adverse effects on the Company’s operations. During, the year ended October 31, 2020, the Company received $840 in Canada Emergency Wage Subsidy, which has been offset against wages and salaries in the consolidated statements of net loss.

D.	Current Accounting Policy Changes

IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16 Leases. The new standard brings most leases on statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. The standard is effective for annual periods beginning on or after January 1, 2019. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability.

On November 1, 2019, the Company adopted IFRS 16 Leases. The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases

As a result of adopting IFRS 16, the Company has recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating expenses (for the removal of fixed rent payments), an increase to depreciation (due to the depreciation of the right-of use asset), and an increase to finance costs (due to accretion of the lease liability). Lease inducements, store closure costs and average rent adjustments (which were previously included in accounts payable and accrued liabilities) and onerous lease provisions are no longer recognized as separate liabilities and are included in the calculation of right-of-use assets under IFRS 16.

Applying IFRS 16, for all leases, the Company:

●	recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of future lease payments;

●	recognizes depreciation of right-of-use assets on a straight-line basis and interest on lease liabilities in the consolidated statements of income or loss; and

●	reports the total amount of cash paid, including both the principal portion and interest within financing activities in the consolidated statements of cash flows. Lease incentives are recognized as part of the measurement of the right-of-use (“ROU”) assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease incentive liability, amortized as a reduction of rental expense on a straight-line basis.

On adoption of IFRS 16, the Company recognized lease assets and liabilities in relation to leases previously classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the related incremental borrowing rate as of November 1, 2019. The incremental borrowing rate applied is specfic to each lease. The associated right-of-use assets were measured as equal to the lease liability and prepaid rent, discounted using the incremental borrowing rates as of November 1, 2019 adjusted for the effects of provisions for onerous leases. Under IFRS 16, right- of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. In the context of the transition to IFRS 16, the Company. recognized right-of-use assets of $15,343 and lease liabilities of $14,776 as at November 1, 2019. The Company capitalized prepaid lease inducements amounting to $567 to right of use assets on November 1, 2019 in accordance with IFRS 16.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

3.	Accounting Policies (continued)

D.	Current Accounting Policy Changes (continued)

IFRS 16 Leases (continued)

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the Company has elected to apply a range of discount rate to a portfolio of leases with reasonably similar underlying characteristics;

●	the Company has elected to exclude initial direct costs incurred in obtaining leases in the measurement of the right-of-use asset on transition;

●	the Company has elected to use hindsight to determine the lease term where the lease contracts contain options to extend or terminate the lease;

●	the Company has elected not to separate lease components from any associated non lease components;

●	the Company has elected to rely on an onerous lease assessment as of October 31, 2019, as an alternative to performing an impairment review as at November 1, 2019; and

●	the Company has elected not to account for leases for which the lease term ends within 12 months of November 1, 2019 as short-term leases or leases that meet the low-value exemption.

A reconciliation of lease commitments as at October 31, 2019, outlining the effect of transition to IFRS 16 is outlined below.

Operating lease commitments disclosed at October 31, 2019	21,218
Effect of discounting using incremental borrowing rate at November 1, 2019	(10,693)
Reasonably certain lease extensions	4,251
Total Lease Liabilities as of November 1, 2019	14,776

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of- use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

●	The contract involves the use of an identified asset;

●	The Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

●	The Company has the right to direct the use of the asset.

Estimates

The Company estimates the incremental borrowing rate used to measure our lease liability for each lease contract. This includes estimation in determining the asset-specific security impact. There is also estimation uncertainty arising from certain leases containing variable lease terms that are linked to operational results or an index or rate.

Judgments

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Potential future cash outflows have not been included in the lease liability because it is not reasonably certain that the lease will be extended. The assessment of the lease term is reviewed if a significant event or a significant change in circumstances occurs, which affects this assessment and that is within the control of the lessee.

E.	New Accounting Pronouncements not yet adopted

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

4.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	2680495 Ontario Inc. Acquisition

Total consideration	$
Cash paid	2,903
Common shares	1,048
3,951
Purchase price allocation
Cash	455
Accounts receivable	59
Inventory	350
Property and equipment	304
Intangible assets - license	3,735
Right of use asset	548
Goodwill	884
Accounts payable and accrued liabilities	(846)
Lease liability	(548)
Deferred tax liability	(990)
3,951

On January 23, 2020, the Company completed the acquisition of 2680495 Ontario Inc. (“2680495”) which operated a licensed retail cannabis store in Hamilton, Ontario. As consideration for the acquisition, the Company paid to the vendor $2,903 in cash and issued to the vendor 4,761,905 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of 2680495. For the year ended October 31, 2020, 2680495 accounted for $10,135 in revenues and $682 in net income. The Company also incurred $600 in transaction costs, which have been expensed to finance and other costs. If the acquisition had been completed on November 1, 2019, the Company estimates it would have recorded an increase of $4,827 in revenues and an increase of $628 in net income for the year ended October 31, 2020.

B.	102088460 Saskatchewan Ltd. Acquisition

Total consideration	$
Cash paid	200
Common shares	975
Notes payable	453
1,628
Purchase price allocation
Property and equipment	369
Intangible assets - license	782
Right of use asset	164
Goodwill	670
Lease liability	(164)
Deferred tax liability	(193)
1,628

On February 21, 2020, the Company completed the acquisition of 102088460 Saskatchewan Ltd. (“102088460”) which operated a licensed retail cannabis store in Tisdale, Saskatchewan. As consideration for the acquisition, the Company paid to the vendor $200 in cash, $500 in the form of a promissory note due six months from the time of closing of the transaction and issued to the vendor 5,000,000 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of 102088460. The note payable has been recorded at its fair value of $453 by discounting it over six months at a market interest rate of 22%. For the year ended October 31, 2020, 102088460 accounted for $553 in revenues and $17 in net income. If the acquisition had been completed on November 1, 2019, the Company estimates it would have recorded an increase of $208 in revenues and an increase of $13 in net income for the year ended October 31, 2020. The Company also incurred $24 in transaction costs, which have been expensed to finance and other costs.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

4.	Business Combinations (continued)

C.	Grasscity Acquisition (Prior year)

Total consideration	$
Cash paid	4,732
Share consideration	3,047
Put option (Note 8)	2,853
10,632
Net identifiable assets acquired (liabilities assumed)
Cash	44
Accounts receivable	80
Prepaid expenses and deposits	125
Inventory	1,274
Property and equipment	63
Intangible assets
Software - Webstore	742
Software - Forums	82
Brand name	1,539
Grasscity Forums	312
4,261
Accounts payable and accrued liabilities	(704)
Deferred tax liability	(498)
3,059
Purchase price allocation
Net identifiable assets acquired	3,059
Goodwill	7,573
10,632

On December 6, 2018, the Company entered into a share purchase agreement to acquire all of the issued and outstanding shares of three entities, SJV B.V., SJV2 B.V. and SJV USA Inc. that together operate under the name Grasscity. The transaction closed on December 19, 2018. Based in Amsterdam, Netherlands, Grasscity is an online retailer of smoking accessories and cannabis lifestyle products that has been operating for over 20 years. The Company acquired Grasscity to increase its customer base, establish an international presence, and to leverage synergies to further enhance High Tide’s vertically integrated supply chain and distribution networks. These synergies resulted in goodwill being recognized. Grasscity’s existing e-commerce channel will allow the Company to quickly establish an online presence and to expand its retail platform beyond the exisitng bricks-and-mortar locations. For the year ended October 31, 2019, Grasscity accounted for $4,349 in revenues and $1,285 in net loss since December 19, 2018. If the acquisition had been completed on November 1, 2018, the Company estimates it would have recorded an increase of $621 in revenues and an increase of $183 in net loss for the year ended October 31, 2019.

The Company acquired all of the issued and outstanding shares of Grasscity for aggregate consideration of $10,632 which included 8,410,470 common shares with a fair value of $3,047.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

4.	Business Combinations (continued)

D.	Dreamweavers Acquisition (Prior year)

Total consideration	$
Cash paid	1,550
Notes Payable	102
Share consideration	1,147
Warrants	295
Total	3,094
Net identifiable assets acquired
Prepaid expenses and deposits	4
Inventory	131
Property and equipment	272
Intangible assets - licenses	2,594
Deferred tax liability	(700)
Total	2,301
Purchase price allocation
Net identifiable assets acquired	2,301
Goodwill	793
Total	3,094

On May 23, 2019, the Company, entered into a share purchase agreement to acquire all of the issued and outstanding shares of Dreamweavers Cannabis Products Ltd. (“Dreamweavers”). Based in Swift Current, Saskatchewan, Dreamweavers is a retailer for cannabis products smoking accessories. The Company acquired Dreamweavers to increase its retail footprint, and to establish a presence in the province of Saskatchewan, it also allows the Company to sell cannabis through e-commerce and provides an opportunity to operate a wholesale cannabis operation. The Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each aniversary date. Warrants valued at $295 using Black-Scholes model with the following assumptions: stock price of $0.37; expected life of 2 years; $Nil dividends; 130% volatility; and riskfree interest rate of 1.60%. The note payable has been recorded at its fair value of $102 by discounting it over five years at a market interest rate of 22%. The Company incurred various legal and due diligence related fees totalling $38; these costs have been included as professional fees in the consolidated financial statements. For the year ended October 31, 2019, Dreamweavers accounted for $841 in revenues and $7 in net loss since May 24, 2019. If the acquisition had been completed on November 1, 2018, the Company estimates it would have recorded an increase of $572 in revenues and an increase of $89 in net loss for the year ended October 31, 2019. Goodwill has been recognized as a result of the synergies between Dreamweavers and the Company’s retail business.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

4.	Business Combinations (continued)

E.	MK Light Acquisition (Prior year)

Total consideration	$
Cash paid	202
Settlement of debt	48
Total	250
Net identifiable assets acquired
Leasehold improvements	21
Inventory	4
Total	25
Purchase price allocation
Net identifiable assets acquired	25
Goodwill	225
Total	250

On November 1, 2018, the Company purchased all the assets of 2107746 Alberta Ltd. and MK Light It Up Inc.(“MK Light”) which had been operating a Smoker’s Corner franchise on Edmonton Trail in Calgary Alberta. The assets which included the leaseholds and inventory were purchased for $250 with $202 being settled in cash and the balance being used to settle all outstanding debts between MK Light, Smoker’s Corner Ltd. and RGR Canada Inc. The Company is currently using this location as a Canna Cabana retail store; which became operational on October 31, 2019. Goodwill has been recognized as a result of the synergies between MK Light and the Company’s retail business.

F.	Jasper Ave. Acquisition (Prior year)

Total consideration	$
Cash paid	75
Settlement of debt	195
Share consideration	205
Total	475
Net identifiable assets acquired	-
Total	-
Purchase price allocation
Net identifiable assets acquired	-
Goodwill	475
Total	475

On September 4, 2019, the Company acquired a Smoker’s Corner franchise located at 10275 Jasper Avenue in Edmonton, Alberta(“Jasper Ave.”). The total consideration paid to acquire the franchise was $475, of which $75 was paid in cash, issuance of 559,742 common shares of High Tide with a fair value of $205 and and the remaining balance being used to settle all outstanding debts between Jasper Ave., Smoker’s Corner Ltd. and RGR Canada Inc.. The Company has begun the process of converting the Jasper Avenue Store to a Canna Cabana retail location for the sale of recreational cannabis, subject to inspection and licensing by Alberta Gaming, Liquor and Cannabis. Goodwill has been recognized as a result of the synergies between Jasper Ave. and the Company’s retail business.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

5.	Joint Arrangements

A.	Saturninus Partners

Total consideration	$
Common shares	1,064
Warrants	100
Contingent consideration	108
Total investment	1,272
Cash	414
Inventory	584
Property and equipment	538
Intangible assets - license	2,865
Right of use asset	410
Goodwill	342
Accounts payable and accrued liabilities	(1,091)
Lease liability	(410)
Notes payable	(690)
NCI	(930)
Deferred tax liability	(760)
Total investment end of period	1,272

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. As consideration for the transaction, the Company issued to nominees of the partners of the partnership an aggregate of 5,319,149 common shares of the Company, as well as common share purchase warrants to purchase up to an aggregate of 3,750,000 shares of the Company. Each warrant entitles the holder to acquire one share at an exercise price of $0.40 per share for a period of two years from the date of issuance. In addition, for a period of 2 years following the closing date, one of the outgoing partners will be entitled to receive, from the Company, a royalty of 1% of the gross revenues of the Sudbury store. Contingent consideration was calculated using the present value of expected payment, discounting using 22% discount rate. The expected payment of $176 is determined by considering the 1% share of forecasted revenue. Non-controlling interests (“NCI”) are recognized at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. The Company have signficant influence on overall operations of the partnership and hence the results of the joint venture are included under other comprehnsive income in consolidated statements of net loss.

6.	Purchase of Minority interest in Shareholder

On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority- owned subsidiary, KushBar Inc. (“KushBar”). Pursuant to the definitive agreement, High Tide, which held a controlling interest of 50.1% in KushBar, acquired the Minority Interest in a transaction (the “Transaction”) that resulted in KushBar becoming a wholly owned subsidiary of High Tide. The consideration paid for the minority interest was by the issuance of a secured convertible debenture in the principal amount of approximately $700 to settle a shareholder loan with the minority shareholder and 2,645,503 number of common shares in the capital of High Tide (“Shares”) having an aggregate fair value of $500, with each common share priced at the closing date. The book value of the non-controlling interest at the time of the purchase was negative $187. The incremental amount of the fair value of the consideration paid over the book value of the non-controlling interest at December 10, 2019, of $687 was recognized as an adjustment to accumulated deficit.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

7.	Revenue from Contracts with Customers

For the year ended October 31, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets (i)
Canada	64,406	3,596	373	68,375
USA	9,940	4,315	-	14,255
International	635	-	-	634
Total revenue	74,981	7,911	373	83,265
Major products and services
Cannabis	58,320	-	-	58,320
Smoking accessories	13,554	7,541	-	21,095
Franchise royalties and fees	604	-	360	964
Data analytics services	2,185	-	-	2,185
Other revenue	318	370	13	701
Total revenue	74,981	7,911	373	83,265
Timing of revenue recognition
Transferred at a point in time	74,981	7,911	373	83,265
Total revenue	74,981	7,911	373	83,265

For the year ended October 31, 2019	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets (i)
Canada	19,875	4,693	606	25,174
USA	3,684	1,901	-	5,585
International	443	92	-	535
Total revenue	24,002	6,686	606	31,294
Major products and services
Cannabis	16,366	-	-	16,366
Smoking accessories	6,603	6,478	-	13,081
Franchise royalties and fees	953	-	562	1,515
Interest and other revenue	80	208	44	332
Total revenue	24,002	6,686	606	31,294
Timing of revenue recognition
Transferred at a point in time	23,949	6,686	606	31,241
Transferred over time	53	-	-	53
Total revenue	24,002	6,686	606	31,294

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

8.	Property and Equipment

	Office equipment and computers	Leasehold improvements	Vehicles	Buildings	Total
	$	$	$	$	$
Cost
Balance, October 31, 2018	193	3,609	167	145	4,114
Additions(i)	196	6,823	-	2,655	9,674
Additions from business combinations (Note 4)	63	293	-	-	356
Impairment loss (ii)	-	(220)	-	-	(220)
Balance, October 31, 2019	452	10,505	167	2,800	13,924
Additions(iv)	306	1,989	-	-	2,295
Additions from business combinations (Note 4)	31	1,180	-	-	1,211
Impairment loss (iii)	(11)	(694)	-	-	(705)
Balance, October 31, 2020	778	12,980	167	2,800	16,725
Accumulated depreciation
Balance, October 31, 2018	49	325	142	-	516
Depreciation	78	940	6	2	1,026
Balance, October 31, 2019	127	1,265	148	2	1,542
Depreciation	125	1,953	10	10	2,098
Balance, October 31, 2020	252	3,218	158	12	3,640
Net book value
Balance, October 31, 2018	144	3,284	25	145	3,598
Balance, October 31, 2019	325	9,240	19	2,798	12,382
Balance, October 31, 2020	526	9,762	9	2,788	13,085

(i)	Included in additions is $1,227 incurred for new buildout of leasehold improvements for the Company’s head office and warehouse in November and December 2018. The new head office and warehouse was available for use on January 1, 2019. The Company purchased a building in Niagara, Ontario, for the purpose of opening a Canna Cabana retail location. The consideration for the building consisted of $754 in cash, a $1,600 vendor take back loan (see note 16), and $300 paid in shares.

(ii)	In fiscal year 2019, the Company undertook a strategic shift with regards to its Smoker’s Corners operations, pivoting focus towards Canna Cabana. As a result of the strategic shift, an impairment test was performed on the CGU’s related to Smoker’s Corner. Negative cash flow projections indicated impairment as the carrying value exceeded the respective recoverable amount of the corresponding CGU. As a result, the assets were written down to their recoverable amount of nil.

(iii)	During the year ended October 31, 2020, the Company permanently closed down three of the low performing retail locations which resulted in an impairment of $705.

(iv)	During the year ended October 31, 2020, there were addition of $1,020 (2019 - $4,844) in assets under construction, largely related to cannabis retail locations not yet in operation.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

9.	Intangible Assets and Goodwill

	Software	Licenses	Lease buy-out	Brand Name	Goodwill	Total
Cost	$	$	$	$	$	$
Balance, October 31, 2018	159	-	777	-	-	936
Additions	553	-	1,780	-	-	2,333
Additions from business combinations (Note 4)	1,136	2,594	-	1,539	9,066	14,335
Impairment loss	-	-	-	-	(4,600)	(4,600)
Balance, October 31, 2019	1,848	2,594	2,557	1,539	4,466	13,004
Transition adjustment - IFRS 16	-	-	(2,557)	-	-	(2,557)
Additions (i)	474	-	-	-	-	474
Additions from business combinations (Note 4)	-	7,382	-	-	1,896	9,278
Balance, October 31, 2020	2,322	9,976	-	1,539	6,362	20,199
Accumulated depreciation
Balance, October 31, 2018	2	-	-	-	-	2
Amortization	109	75	191	-	-	375
Balance, October 31, 2019	111	75	191	-	-	377
Transition adjustment - IFRS 16	-	-	(191)	-	-	(191)
Amortization	495	1,113	-	-	-	1,608
Balance, October 31, 2020	606	1,188	-	-	-	1,794
Foreign currency translation
Balance, October 31, 2018	-	-	-	-	-	-
Recorded in other comprehensive loss	60	-	-	57	336	453
Balance, October 31, 2019	60	-	-	57	336	453
Recorded in other comprehensive loss	(20)	-	-	(20)	(35)	(75)
Balance, October 31, 2020	40	-	-	37	301	378
Net book value
Balance at October 31, 2018	157	-	777	-	-	934
Balance, October 31, 2019	1,677	2,519	2,366	1,482	4,130	12,174
Balance, October 31, 2020	1,676	8,788	-	1,502	6,061	18,027

The carrying values of goodwill and intangible assets with indefinite lives are tested for impairment annually. The Company completed its annual impairment tests as of October 31, 2020 and has included a summary of the key inputs below for each CGU to which goodwill and indefinite life intangibles have been allocated.

Grasscity:

All goodwill and indefinite life intangibles acquired in the Grasscity acquisition were allocated to the Grasscity CGU. The Company performed its annual impairment test at October 31, 2020 and the recoverable amount of the Grasscity CGU was determined based on fair value less cost of disposal, determined using an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%; Forecasted revenue at an average growth rate of 9%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) of 14%; and Cash flows were discounted at an after-tax discount rate of 14 % based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than carrying value of the CGU, which did not result in an impairment (2019 - $4,600). The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

Dreamweaver:

All goodwill acquired in the Dreamweavers acquisition was allocated to the Dreamweavers CGU. The Company performed its annual impairment test at October 31, 2020 and the recoverable amount of the Dreamweavers CGU was determined based on fair value less cost of disposal calculation determined an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts, and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%; Forecasted revenue at an average growth rate of 2%; Average forecasted EBITDA of 34%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital and risks specific to the CGU.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

9.	Intangible Assets and Goodwill (continued)

Dreamweaver: (continued)

As a result of the impairment test performed, the recoverable amount was determined to be higher than carrying value of the CGU, which did not result in an impairment (2019 - $nil). The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

MK Light:

All goodwill acquired in the MK Light acquisition was allocated to the MK Light CGU. The Company performed its annual impairment test at October 31, 2020 and the recoverable amount of the MK Light CGU was determined based on fair value less cost of disposal calculation determined an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts, and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%; Forecasted revenue at an average growth rate of 2%; Average forecasted EBITDA of 14%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital and risks specific to the CGU.

As a result of the impairment test performed, the recoverable amount was determined to be higher than carrying value of the CGU, which did not result in an impairment (2019 - $nil). The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

Jasper Ave:

All goodwill acquired in the Jasper Ave. acquisition was allocated to the Jasper Ave. CGU. The Company performed its annual impairment test at October 31, 2020 and the recoverable amount of the Jasper Ave. CGU was determined based on fair value less cost of disposal calculation determined an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts, and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%; Forecasted revenue at an average growth rate of 24%; Average forecasted EBITDA of 14%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital and risks specific to the CGU.

As a result of the impairment test performed, the recoverable amount was determined to be higher than carrying value of the CGU, which did not result in an impairment (2019 - $nil). The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

102088460 Saskatchewan Ltd.:

All goodwill acquired in the 102088460 Saskatchewan Ltd. acquisition was allocated to the 102088460 Saskatchewan Ltd. CGU. The Company performed its annual impairment test at October 31, 2020 and the recoverable amount of the 102088460 Saskatchewan Ltd. CGU was determined based on fair value less cost of disposal calculation determined an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts, and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%; Forecasted revenue at an average growth rate of 2%; Average forecasted EBITDA of 34%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital and risks specific to the CGU.

As a result of the impairment test performed, the recoverable amount was determined to be higher than carrying value of the CGU, which did not result in an impairment. The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

9.	Intangible Assets and Goodwill (continued)

Dreamweaver: (continued)

2680495 Ontario Inc.:

All goodwill acquired in the 2680495 Ontario Inc. acquisition was allocated to the 2680495 Ontario Inc. CGU. The Company performed its annual impairment test at October 31, 2020 and the recoverable amount of the 2680495 Ontario Inc. CGU was determined based on fair value less cost of disposal calculation determined an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts, and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%; Forecasted revenue at an average growth rate of 33% in 2021 and negative 15% there on; Average forecasted EBITDA of 22% in 2021 and 14% there on; and Cash flows were discounted at an after-tax discount rate of 17% based on a market participant weighted average cost of capital and risks specific to the CGU.

As a result of the impairment test performed, the recoverable amount was determined to be higher than carrying value of the CGU, which did not result in an impairment. The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

Saturninus Partners

All goodwill acquired in the Saturninus Partners acquisition was allocated to the Saturninus Partners CGU. The Company performed its annual impairment test at October 31, 2020 and the recoverable amount of the Saturninus Partners CGU was determined based on fair value less cost of disposal calculation determined an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts, and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%; Forecasted revenue at an average growth rate of 10% in 2021 and negative 15% there on; Average forecasted EBITDA of 26% in 2021 and 20% there on; and Cash flows were discounted at an after-tax discount rate of 19% based on a market participant weighted average cost of capital and risks specific to the CGU.

As a result of the impairment test performed, the recoverable amount was determined to be higher than carrying value of the CGU, which did not result in an impairment. The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

10.	Prepaid expenses and deposits

	2020	2019
	$	$
Business acquisition deposit	-	300
Deposits on cannabis retail outlets	809	1,380
Prepaid insurance and other	311	1,833
Prepayment on inventory purchases	2,759	385
Total	3,879	3,898
Less current portion	(3,070)	(2,518)
Long-term	809	1,380

11.	Inventory

	2020	2019
	$	$
Finished goods	5,992	7,092
Provision for obsolescence	(290)	(373)
Total	5,702	6,719

(i)	Inventories recognized as an expense and included in cost of sales during the year ended October 31, 2020 totaled $49,420 (2019 – $17,728).

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

12.	Loans Receivable

	2020	2019
	$	$
Term loans (i)	304	1,139
Total	304	1,139
Less current portion	(74)	(261)
Long-term	230	878

(i)	Term loans are due from franchisees and relate to acquisitions of the sub-lease location from the Company and initial inventory. Term loans are secured by promissory notes, bear interest between 6.95% and 8.00 % per annum and require blended payments of principal and interest between $4 and $10 monthly. The Company maintains the head lease to all franchisee locations.

13. Trade and other receivables

	2020	2019
	$	$
Trade accounts receivable	2,673	2,223
Sales tax receivable	188	162
Total	2,861	2,385

14.	Derivative Liability

The put option issued on the Grasscity acquistion on December 19, 2018 was initially measured at $2,853 using a monte-carlo simulation and the following assumptions: stock price: $0.3623; expected life of 1 year; $nil dividends; expected volatility of 126% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%. On October 31, 2019, the Company revalued the fair value of the derivative liability and recognized an unrealized gain of $732 in the consolidated statements of income (loss) and other comprehensive income (loss). On Decemeber 14, 2019, the Company settled the derivative liability of $2,554 by issuance of $2,000 convertible debt and recognized a loss of $433 as revaluation of derivative liability. The derivative liability was revalued to $2,554 using the Black-Scholes model and the following assumptions: stock price: $0.25; expected life of 1 year; $nil dividends; expected volatility of 92% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%.

15.	Deferred liability

On September 2, 2020, the Company entered into an amended asset sale agreement with Halo Labs Inc. (“Halo”), under which High Tide will sell its KushBar retail cannabis assets and the rights to three permitted retail cannabis stores to Halo, pending regulatory approval. The Company received 13,461,538 shares of Halo as a deposit which were sold during the year ended October 31, 2020, for proceeds of $1,700. Under the asset sale agreement, the proceeds received from the sale of the shares of Halo is refundable if certain conditions are not met.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

16.	Notes Payable

	2020	2019
		$
Vendor loan	1,600	1,600
Term loan	1,939	1,910
Acquisition - Dreamweavers - notes payable	162	122
Acquisition – Saturninus Partnership (Note 5)	690	-
Government loan	84	-
Total	4,475	3,632
Less current portion	(1,939)	(3,570)
Long-term	2,536	62

On June 26, 2019, the Company purchased a building in Niagara, Ontario, for the purpose of opening a Canna Cabana retail location. The consideration for the building consisted of $754 in cash, out of which $54 was legal fees, a $1,600 vendor take back loan, and $300 paid in shares. The loan had a twelve - month term at an interest rate of 5.5% per annum payable monthly with a maturity date of June 30th, 2020. On July 16, 2020, the Company refinanced the loan through Windsor Private Capital (“Windsor”), a Toronto- based merchant bank. The new loan has a seventeen - month term and bears an interest rate of 10% per annum payable monthly with a maturity date of December 30th, 2021. The Company also incurred $43 in transaction costs, which will be expensed over the term of the loan using the effective interest rate.

On September 4, 2019, the Company entered into a $2,000 term loan agreement with a private lender. The loan had a twelve-month term and carried an interest rate of 12% per annum payable monthly. In connection with the advance of the loan, the Company issued 1,600,000 warrants to the lender. Each warrant is redeemable for one common share in the capital of the Company at a price of $0.85 per Common Share for a period of two years from the date of the loan agreement. Management calculated the fair value of the liability component as $1,895 using a discount rate of 22%, with the residual amount of $105 being allocated to warrants, recorded in equity. The loan was personally guaranteed by the CEO. During the year ended October 31, 2020, the Company incurred accretion of $78 (2019 - $15). On September 14, 2020, the Company entered into loan amending agreement, the maturity of the Loan was extended until September 30, 2021. The Company also entered into a warrant exchange agreement wherein the 1,600,000 warrants the Lender originally received as consideration for the Loan under the Loan Agreement, having an exercise price of $0.85 per common share and exercisable for a period of 2 years from the effective date of the Loan, were terminated and 1,600,000 new warrants having an exercise price of $0.30 per Common Share and expiring on September 30, 2021 were issued. Management calculated the fair value of the liability component as $1,928 using a discount rate of 22%, with the residual amount of $72 net of deferred tax of $17 being allocated to warrants, recorded in equity. During, the year ended October 31, 2020, the Company incurred accretion of $11 (2019 - $nil).

On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During, the year ended October 31, 2020, the Company incurred accretion of $40 (2019 - $11).

On February 21, 2020, the Company completed the acquisition of 102088460 Saskatchewan Ltd. (“102088460”) which operated a licensed retail cannabis store in Tisdale, Saskatchewan. As consideration for the acquisition, the Company paid to the vendor $200 in cash, $500 in the form of a promissory note due six months from the time of closing of the transaction which bears no interest and also issued to the vendor 5,000,000 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of 102088460. The note payable has been recorded at its fair value of $470 by discounting it over six months at a market interest rate of 22%. During the year ended October 31, 2020, the Company incurred accretion of $30(2019 – nil). The amount was paid in full by the company on August 20, 2020.

The Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025. The note payable has been recorded at its fair value of $69 by discounting it over six months at a market interest rate of 22%. During the year ended October 31, 2020, the Company incurred accretion of $15 (2019 – nil).

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

17.	Convertible Debentures

i.	On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model with the following assumptions: stock price of $0.36; expected life of 2 years; $Nil dividends; 130% volatility; and risk-free interest rate of 1.60%. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020. Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

On July 24, 2020, the Company entered into a debt restructuring agreement of $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the original debenture into a secured convertible debenture of the Company in the principal amount equal to the $10,808 (the “Deferred Amount”). The Structured Payments, which start in November 2021, will be credited towards the Deferred Amount. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.425 per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. Upon extinguishment of the debenture $1,445 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $5,069 using a discount rate of 22% along with forecasted scheduled payments, with the residual amount of $1,072 net of deferred tax of $247 being allocated to equity. The Company also recognized $3,808 as a gain on extinguishment of debenture.

ii.	On April 10, 2019, the Company closed the first tranche of the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $8,360. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the private placement. Under the private placement, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 11,146,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The company incurred $50 in legal costs which was paid by the issuance of 100,000 shares with a fair value of $0.50 per share. The debentures bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.48 prior to the closing date of the private placement. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,752,621 Shares. Management calculated the fair value of the liability component as $7,138 using a discount rate of 22%, with the residual amount of $1,222 net of deferred tax of $330 being allocated to warrants, recorded in equity. The Company reclassed $515 from warrants to conversion option within equity. The Company incurred $58 in debt issuance cost, $50 being allocated to debt component and the remaining $8 to the warrants. On December 4, 2019, the Company repaid $1,500 and on April 1, 2020, the Company repaid $367 towards the principal of the convertible debt. During, the year ended October 31, 2020 the Company recognized $142 loss on settlement of convertible debentures.

iii.	On June 17, 2019, the Company closed the final tranche of the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $3,200. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 4,266,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.384 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 855,615 Shares. Management calculated the fair value of the liability component as $2,732 using a discount rate of 22%, with the residual amount of $468 net of deferred tax of $128 being allocated to warrants, recorded in equity. On June 15, 2020, the Company issued an aggregate of 1,871,343 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

17.	Convertible Debentures (continued)

iv.	On November 14, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non- brokered private placement for gross proceeds of $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,057 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.255 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 784,314 Shares.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $189 net of deferred tax of $43 and the residual of $104 net of deferred tax of $24 being allocated to warrants, recorded in equity.

v.	On December 4, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $2,115. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 8,392,857 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.208 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,016,826 Shares. An advising fee of $3 was paid in connection to the convertible debt.

Management calculated the fair value of the liability component as $1,806 using a discount rate of 22%, the conversion option at relative fair value of $167 net of deferred tax of $38 and the residual of $142 net of deferred tax of $33 being allocated to warrants, recorded in equity.

vi.	On December 12, 2019, the Company issued $700, to acquire the remaining 49.9% interest (the “Minority Interest”) in HighTide’s majority-owned subsidiary, KushBar Inc. Pursuant to the definitive agreement, High Tide, which held a controlling interest of 50.1% in KushBar, acquired the Minority interest in a transaction (the “Transaction”) that resulted in KushBar becoming a wholly owned subsidiary of High Tide. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.25 per share and mature two years from the closing of the offering. The debentures do not bear any interest rate. However, that any principal amount outstanding following the maturity date will bear interest at a rate of 10% per annum until repaid. If, following the expiry of all hold periods imposed by applicable Canadian securities laws, the volume-weighted average trading price of the common shares on the CSE exceeds $0.30 for a period of 30 consecutive days, High Tide will be entitled to, subject to certain other conditions being met, cause the holder to convert all or part of the outstanding principal amount of the debenture into common shares. In addition, if at any time during the term thereof, High Tide issues securities at a price deemed lower than the conversion price then in effect, then, subject to certain other conditions, such conversion price will be adjusted downward to such lower price.

In accordance with IFRS 9, the equity conversion option embedded in the convertible debenture was determined to be a derivative liability, which has been recognized separately at its fair value of $230. The equity conversion option was classified as a derivative liability as it can be settled through the issuance of a variable number of shares, cash, or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.18; expected life of 2 year; $nil dividends; expected volatility of 70%; exercise price of $0.25; and risk-free interest rate of 1.94%. The debt host has been recognized at its amortized cost of $470, which represents the remaining fair value allocated from the amount of shareholder loan settled of $700. On August 24, 2020 and October 14, 2020, the debenture holder exercised the conversion option resulting in the issuance of 3,709,916 shares. At the respective dates of the conversion option had a fair value of $500 and the Company recognized a $47 unrealized gain on the derivative liability for the year ended October 31, 2020. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.15; expected life of 1.4 year; $nil dividends; expected volatility of 70%; exercise price of $0.25; and risk-free interest rate of 0.52%.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

17.	Convertible Debentures (continued)

vii.	On December 14, 2019, the Company issued $2,000 in convertible debt to settle the put option related to Grasscity acquisition valued at $2,554 as of December 14, 2019. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,508 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.175 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,142,857 Shares. The Company also recognized a $505 unrealized gain on the fair value of the instrument.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $167 net of deferred tax of $38 and the residual of $175 net of deferred tax of $40 being allocated to warrants, recorded in equity.

viii.	On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. The Company will have immediate access to an initial $6,000, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4,000. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17 per share and mature one year from the closing of the offering. The conversion price is subject to downward adjustment if the Company, at any time during the term of the facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the initial Facility amount, which the Company capitalized into the principal amount advanced under the Facility. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. Amounts drawn down under the facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. As of January 31, 2020, the Company withdrew in the amount of $5,000 from the credit facility. As of October 31, 2020, the Company still have access to unused remaining balance of $5,000.

Gross proceeds were $5,000 and net proceeds were $4,743, net of cash transaction costs of $257. The gross proceeds were allocated using the Black-Scholes model to value warrants at $364 which was recorded as a derivative liability for $364, the host debt component for $4,309, and the embedded derivatives for $327. The warrants were initially valued at $364 using the Black- Scholes model and the following assumptions were used: stock price of $0.16; expected life of two years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52%. At October 31, 2020, the warrants were revalued at $266 using the Black-Scholes model and the following assumptions were used: stock price of $0.145; expected life of 1.4 years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52% and recognized a gain of $98 as revaluation of derivative liability. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as a derivative liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.16; expected life of 2 year; $nil dividends; expected volatility of 70%; exercise price of $0.255; and risk-free interest rate of 1.98%. Management elected to capitalize $257 transaction costs, which are directly attributable to the issuance of the loan agreement. As of October 31, 2020, the conversion option had a fair value of $498 and the Company recognized a $171 unrealized loss on the derivative liability for the year ended October 31, 2020. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.145; expected life of 1.4 year; $nil dividends; expected volatility of 70%; exercise price of $0.255; and risk-free interest rate of 0.52%.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

17.	Convertible Debentures (continued)

	2020	2019
	$	$
Convertible debentures, beginning of year	19,664	-
Gain on extinguishment of debenture	(3,808)	-
Cash advances from debt	9,115	22,890
Debt issuance to settle liabilities	2,700	-
Debt issuance costs paid in cash	(260)	(471)
Debt issuance costs paid in equity instruments	-	(93)
Conversion of debenture into equity	(550)	-
Transfer of warrants component to equity	(420)	(1,690)
Transfer of conversion component to equity	(523)	(2,422)
Transfer of conversion and warrants to derivative liability	(921)	-
Repayment of debt	(1,637)	-
Accretion on convertible debentures	2,462	1,450
Total	25,822	19,664
Less current portion	(14,446)	-
Long-term	11,376	19,664

18. Finance and other costs

Finance and other costs are comprised of the following:
	2020	2019
	$	$
Accretion expense - convertible debenture	2,462	1,450
Accretion expense - notes payable	174	26
Interest on convertible debenture	3,364	1,423
Interest on notes payable	396	84
Accretion of lease liability	1,027	-
Transaction and business development costs (i)	2,039	106
Acquisition costs	678	-
CEBA loan (Note 16)	(131)	-
Total	10,009	3,089

(i)	These expenses also relate to costs related to forfeited deposits on retail locations not being pursued.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

19.	Taxes

Reconciliation of effective tax rate:

The provision for income taxes differs from the result that would have been obtained by applying the consolidated federal and provincial tax rates to the income before taxes. The difference results from the following items:

	2020	2019
	$	$
Current tax expense	236	-
Deferred tax expense (recovery)	(7)	(708)
Total:	229	(708)

Reconciliation of effective tax rate
Income (loss) before taxes	(6,125)	(27,000)
Statutory income tax rate	25%	27%
Expected tax expense (recovery)	(1,531)	(7,290)

Increase (decrease) in taxes resulting from:
Rate differential	77	535
Permanent differences	16	1,633
Other items	-	348
Unrecognized deferred tax assets	1,667	4,066
Tax expense (recovery)	229	(708)

(i)	The Company recorded the Current tax expense of $236 in accounts payable and accrued liabilities.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

20.	Share Capital

(a)	Issued:

Common shares:

	Number of shares	Amount
	#	$
Balance, October 31, 2018	151,749,914	35,695
Issued upon listing of securities (i)	36,728,474	13,051
Issued upon closing of Grasscity acquisition (Note 4)	8,410,470	3,047
Issued to pay fees in shares (iii)	4,042,203	1,607
Issued to pay interest via shares (Note 17)	2,608,236	1,156
Reduction in share capital (ii)	-	(29,699)
Issued upon closing of Dreamweavers acquisition (Note 4)	3,100,000	1,147
Share-based compensation (iv)	200,000	71
Exercise - broker warrants (Note 22)	7,590	3
Issued upon closing of Jasper Ave. acquisition (Note 4)	559,742	205
Balance, October 31, 2019	207,406,629	26,283
Issued to pay fees in shares (v)	3,852,319	860
Issued to pay interest via shares (Note 17)	6,782,011	1,168
Acquisition - KushBar (Note 6)	2,645,503	500
Acquisition - 2680495 (Note 4)	4,761,905	1,048
Acquisition - Saturninus (Note 5)	5,319,149	1,064
Acquisition - 102088460 (Note 4)	5,000,000	975
Lease acquisition - Canmore (vi)	612,764	104
Exercise - Convertibile Debt (Note 17)	3,709,916	550
Balance, October 31, 2020	240,090,196	32,552

(ii)	On November 20, 2018, the Company filed its final prospectus in connection with its proposed initial public offering. The final prospectus qualified, and the Company distributed, 36,728,474 common shares.

(iii)	The Board of Directors received approval from the shareholders at the Company’s Annual General Meeting, through a special resolution, to reduce its stated capital, in accordance with Part V, paragraph 37 of the Business Corporations Act, and reduce its retained deficit by $29,699.

(iv)	During, the year ended October 31, 2019, the Company settled payables of $1,717 through issuance of 4,042,203 common shares of the Company which were valued at $1,607. The difference of $110 was recognized as a gain on extinguishment of financial liability.

(v)	During, the year ended October 31, 2019, the Company paid a bonus of $90 in the form of 200,000 common shares to the officers of the company which were valued at $71 and the difference of $19 was recognized as a gain on extinguishment of financial liability (2018- $25).

(vi)	During the year ended October 31, 2020, the Company settled payables of $860 through issuance of 3,852,319 common shares of the Company. The fair value of these shares was determined based on 10 -day volume weighted average price of shares before settlement.

(vii)	On March 2, 2020, the Company acquired a lease for a cannabis retail store located in Canmore, Alberta (“Canmore”). The total consideration paid to acquire the lease was $104, which was paid by issuance of 612,764 common shares of High Tide with a fair value of $104 based on the 10-day volume weighted average price of $0.17 prior to the closing date. The Company has begun the process of converting the store to a Canna Cabana retail location for the sale of recreational cannabis, subject to inspection and licensing by Alberta Gaming, Liquor and Cannabis.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

21.	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. Generally, one-fourth vesting immediately, one- fourth twelve months after the option grant date, one-fourth eighteen months after the option grant date and one-fourth twenty- four months after the option grant date. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	2020		2019
	Number of options	Weighted Average Exercise Price ($)	Number of options	Weighted Average Exercise Price ($)
Balance, beginning of year	10,610,000	0.50	-	-
Granted	200,000	0.50	12,410,000	0.50
Forfeited	(1,500,000)	0.50	(1,800,000)	0.50
Balance, end of period	9,310,000	0.50	10,610,000	0.50
Exercisable, end of period	7,370,625	0.50	5,966,875	0.50

For the year ended October 31, 2020, the Company recorded share-based compensation of $129 (2019 -$2,029) related to stock options.

The options were valued using the Black-Scholes model utilizing the following, weighted average assumptions:

Risk Free Rate – 1.56%

Volatility, based on comparable companies – 130%

Option life – 2 years

Exercise price - $0.50

Forfeiture rate – 0%

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

22.	Warrants

	Number of warrants	Warrants amount	Derivative liability amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$	$
Opening balance, November 1, 2018	4,252,620	906	-	0.3773	0.70
Special warrants converted into units November 27, 2018 (Note 22)	18,364,236	3,853	-	0.7500	0.45	November 26, 2020
Issued to brokers for financing (Note 17)	504,733	93	-	0.7500	0.01	December 10, 2020
Issued warrants on convertibile debt April 18, 2019 (Note 17)	11,146,667	885	-	0.8500	0.37	April 17, 2021
Issued warrants for acquisition - Dreamweavers (Note 4)	1,550,000	295	-	0.7500	0.06	May 22, 2021
Issued warrants on convertibile debt June 17, 2019 (Note 17)	4,266,667	340	-	0.8500	0.16	June 16, 2021
Issued warrants for services (i)	2,000,000	132	-	0.5000	0.01	March 21, 2021
Issued warrants on debt September 04, 2019 (Note 16)	1,600,000	105	-	0.8500	0.07	September 3, 2021
Warrants exercised	(7,590)	-	-	-	-	-
Balance, October 31, 2019	43,677,333	6,609	-	0.6083	1.13
Re-class warrants on convertibile debt to equity		(660)
Issued warrants for services (ii)	300,000	64	-	0.3800	0.00	September 3, 2021
Issued warrants for services (iii)	3,500,000	204	-	0.3000	0.03	November 12, 2021
Issued warrants for services (iv)	1,000,000	111	-	0.3000	0.01	November 12, 2021
Issued warrants on convertibile debt November 14, 2019 (Note 17)	7,936,507	80	-	0.5000	0.08	November 14, 2021
Issued warrants on convertibile debt December 4, 2019 (Note 17)	8,392,857	109	-	0.5000	0.08	December 4, 2021
Issued warrants on convertibile debt December 14, 2019 (Note 17)	7,936,508	135	-	0.5000	0.08	December 12, 2021
Issued warrants for acquisition - Saturninus (Note 5)	3,750,000	100	-	0.4000	0.04	January 26, 2022
Issued warrants on convertibile debt January 06, 2020 (Note 17)(iv)	58,823,529	-	266	0.2550	0.62	January 6, 2022
Issued warrants on debt September 14, 2020 (Note 16)	1,600,000	55	-	0.3000		September 30, 2021
Warrants terminated (Note 16)	(1,600,000)	(105)	-	-	-
Warrants expired	(4,252,620)	(906)	-	-	-
Balance, October 31, 2020	131,064,114	5,796	266	0.4159	2.07

As at October 31, 2020 107,534,702 warrants were exercisable.

i)	On July 29, 2019, the Company issued 2,000,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.50 for six months. The warrants were valued at $132 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.42; expected life of six month; $nil dividends; expected volatility of 78% based on comparable companies; exercise price of $0.50; and a risk-free interest rate of 1.6%.

ii)	The Company issued 300,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.38. The warrants were valued at $64 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.

iii)	The Company issued 3,500,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $390 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iv)	The Company issued 1,000,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $111 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

22.	Warrants (continued)

v)	The Company issued 58,823,529 warrants under a loan offering. Warrants vest based on amount drawn from the credit facility. Out of which 35,294,117 are exercisable as of October 31, 2020. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. The vested warrants were initially valued at $1,248 using the Black-Scholes model and the following assumptions were used: stock price of $0.16; expected life of two years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52%. As at October 31, 2020, the warrants were valued at $266 using the Black-Scholes model and the following assumptions were used: stock price of $0.145; expected life of 1.4 years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52% and recognized a gain of $98 as revaluation of derivative liability.

23.	Loss Per Share

	2020	2019
	$	$
Net income (loss) for the period	(6,354)	(26,292)
Non-controlling interest	(614)	166
Net income (loss) for the period attributable to owners of the Company	(6,968)	(26,126)

	#	#
Weighted average number of common shares - basic and diluted	229,005,481	198,181,696
Basic income (loss) per share	(0.03)	(0.13)
Dilutive income (loss) per share(i)	(0.03)	(0.13)

(i)	For the year ended October 31, 2020, the stock-options, convertible debentures and warrants outstanding were excluded from the calculation of diluted loss per share as they were anti-dilutive.

24.	Special Warrants

	Number of special warrants	Amount
	#	$
Balance, October 31, 2018	36,728,474	16,904
Special warrants converted into units* on November 27, 2018	(36,728,474)	(16,904)
Balance, October 31, 2019	-	-

* Each unit comprised of 1 share and ½ purchase warrant, with each full warrant exercisable to acquire one common share at $0.75.

(i)	On October 2, 2018, the Company closed a private placement offering of special warrants (the “Special Warrants”) for aggregate proceeds of $9,409. Pursuant to the Special Warrant offering, the Company issued 18,817,015 (preshare split 6,817,759) Special Warrants at a price of $0.50 (pre-share split $1.38) per Special Warrant. Each Special Warrant is automatically exercisable, with no additional consideration, into Units of the Company on the date that the Company obtains receipt from the applicable security’s regulatory authorities for a final prospectus (the “Qualifying Prospectus”). Each Special Warrant entitles the holder thereof to 1 common share and ½ common share purchase warrant of the Company. Each full purchase warrant will be exercisable to acquire one common share at a price of $0.75 (pre-split $2.07) per purchase warrant until November 26, 2020, being two years from the initial day of trading of the Company’s securities. On closing of the offering of the Special Warrants, the Company paid agents’ commissions of $612 and legal fees and expenses of $123. The Company also issued 1,223,105 (pre- split: 443,154) broker warrants with each broker warrant convertible into units of the Company for $0.50 (pre-split - $1.38). Each unit will comprise 1 share and ½ purchase warrant, with each full warrant exercisable to acquire one common share at $0.75 (pre-split - $2.07). The broker warrants issued to the agents were fair valued at $259 calculated using the Black Scholes option pricing model using the following assumptions: Risk free interest rate: 2.27%, Expected volatility: 130%, Expected life in years: 2, Expected dividends: Nil

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, restricted marketable securities, loans receivable, accounts payable and accrued liabilities, notes payable, convertible debentures, derivative liabilities and shareholders’ loans.

IFRS 13 establishes a three-level hierarchy that prioritizes the inputs relative to the valuation techniques used to measure fair value. Fair values of assets and liabilities included in Level 1 of the hierarchy are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value of assets and liabilities in Level 2 are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair value of assets and liabilities in Level 3 are determined based on inputs that are unobservable and significant to the overall fair value measurement. Accordingly, the Company has categorized its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The Company’s cash and cash equivalents are subject to Level 1 valuation.

The marketable securities and derivative liability have been recorded at fair value based on level 2 inputs. The carrying values of accounts receivable, accounts payable and accrued liabilities and shareholder loans approximate their fair values due to the short- term maturities of these financial instruments. The carrying value of the notes payable and convertibile debentures approximate their fair value as they are discounted using a market rate of interest.

Loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The fair values of loans receivable are not materially different to their carrying amounts, since the interest rate on those loans is either close to current market rates or the loans are of a short-term nature.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management (continued)

Credit risk (continued)

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

	2020	2019
	$	$
Current (for less than 30 days)	1,822	876
31 – 60 days	246	336
61 – 90 days	202	295
Greater than 90 days	762	2,355
Less allowance	(359)	(1,639)
	2,673	2,223

For the year ended October 31, 2020, $1,280 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2019 – $100). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the year ended October 31, 2020, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2019
Accounts payable and accrued liabilities	4,408	4,408	-	-
Notes payable	3,632	3,570	62	-
Shareholder loans	701	701	-	-
Convertible debentures	19,664	-	19,664	-
Total	28,405	8,679	19,726	-
October 31, 2020
Accounts payable and accrued liabilities	6,421	6,421	-	-
Notes payable	4,475	1,939	2,536	-
Convertible debentures	25,822	14,446	11,376	-
Total	36,718	22,806	13,912	-

Interest rate risk

The Company is not exposed to significant interest rate risk as its interest-bearing financial instruments carry a fixed rate of interest.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management (continued)

Foreign currency risk (continued)

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2020 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	2020 (Euro)	2020 (USD)	2020 Total	2019
	$	$	$	$
Cash	132	843	975	252
Accounts receivable	256	397	653	421
Accounts payable and accrued liabilities	(1,169)	(559)	(1,728)	(998)
Net monetary assets	(781)	681	(100)	(325)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $34 (October 31, 2019 - $11). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $39 (2019 - $17). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

26.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

For the year ended October 31,	Retail 2020	Retail 2019	Wholesale 2020	Wholesale 2019	Corporate 2020	Corporate 2019	Total 2020	Total 2019
	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	74,981	24,002	7,911	6,686	373	606	83,265	31,294
Gross profit	27,575	8,074	2,867	2,642	370	600	30,812	11,316
Income (loss) from operations	5,175	(6,154)	(800)	(2,482)	(3,579)	(11,238)	796	(19,874)
Net Income (loss)	319	(10,275)	(848)	(3,432)	(5,825)	(12,586)	(6,354)	(26,292)

Total assets	46,678	32,350	5,972	4,819	17,161	3,574	69,811	40,743
Total liabilities	22,893	4,521	1,894	672	33,301	26,142	58,088	31,336

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
For the year ended October 31,	2020	2019	2020	2019	2020	2019	2020	2019
	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	72,690	26,945	-	-	10,575	4,349	83,265	31,294
Gross profit	25,972	9,725	-	-	4,840	1,591	30,812	11,316
Income (loss) from operations	974	(18,268)	(986)	-	808	(1,606)	796	(19,874)
Net Income (loss)	(5,952)	(20,080)	(1,030)	-	628	(6,213)	(6,354)	(26,292)

Total assets	60,621	33,894	1,062	-	8,128	6,849	69,811	40,743
Total liabilities	55,471	30,830	806	-	1,811	506	58,088	31,336

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

27.	Related Party Transactions

As at October 31, 2020, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

As at October 31, 2019, the Company owed the non-controlling interest shareholder of KushBar Inc. $701.The loan carries no interest and was settled on December 10, 2019 (Note 6). Included in the convertible debenture issued on December 12, 2018, was an investment by a director of the Company, CannaIncome Fund Corporation, for a total subscription amount of $250.

Operational transactions

The Company paid $nil (2019 - $2,176), to 1990299 Alberta Ltd. (“199”), a company controlled by the President and CEO of the Company, for inventory purchases. 199 primarily facilitated the import of goods and sells these imported goods to the Company at 199’s purchasing and transportaion costs, without markup. High Tide has transitioned the process of facilitation of its imports from 199 to HT Global Imports. During the year, the Company paid for certain expenses on behalf of the President and CEO totalling $nil (2019 - $56). These items are included in accounts receivables.

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage granted to Grover Properties Inc. for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidary of High Tide Inc.

Key management personnel

Key management personnel is comprised of Company’s Executive Team and Board of Directors. Key management compensation for the years ended October 31 is as follows:

	2020	2019
	$	$
Short-term compensation	1,098	1,469
Share-based compensation (i)	43	71
Total	1,141	1,540

i)	During, the year ended October 31, 2020, the Company paid a bonus of $43 (2019 - $90) in the form of 250,000 common shares (2019 – 200,000) to the officers of the company which were valued at $43 (2019 - $71) and the difference of nil (2019 - $19) was recognized as a gain on extinguishment of financial liability.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

28.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at November 1, 2019	15,342
Additions	4,162
Depreciation expense for the period	(3,091)
Balance at October 31, 2020	16,413

Lease Liabilities
$
Balance at November 1, 2019	14,776
Additions	4,056
Cash outflows in the period	(3,191)
Accretion (Interest) expense for the period ended	1,027
Balance at October 31, 2020	16,668
Current	(2,194)
Non-current	14,474

As at October 31, 2020, $1,716 is due to the Company in respect of sublease arrangements for franchise cannabis retail locations. For the year ended October 31, 2020, $37 was received in respect of sublease arrangements, which was recognized as other revenue. During the year ended October 31, 2020, the Company also paid $1,394 in variable operating costs associated to the leases which are expensed under general and adminstrative expenses.

The following is a summary of the contractual undiscounted cash outflows for lease obligations as of October 31, 2020:

$
Less than one year	3,283
Between one and five years	14,477
Greater than five years	6,424
24,184

29.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. Other than the claims described below, the Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

An action with the Court of Queen’s Bench (Alberta) (the “QB Claim”) and a complaint with the Human Rights Tribunal (Alberta) (the “HR Complaint”) was filed by a former employee. The amount claimed by the former employee is approximately $200 plus interest and other costs. The Company has calculated a provision based on the amount claimed and the probability of the QB Claim being successful.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

30.	Non-Controlling Interests

The following table presents the summarized financial information for KushBar Inc. and Saturninus Partners, the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	2020	2019
	$	$
Total current assets	2,540	458
Total non-current assets	3,696	1,019
Total current liabilities	(942)	(956)
Total non-current liabilities	(1,080)	-
Revenues for the year ended	6,011	259
Net (loss) income for the year ended	1,320	(294)

The net change in non-controlling interests is as follows:

	2020	2019
	$	$
Balance, beginning of the year	(179)	(13)
Share of (loss) income for the period	614	(166)
Purchase of minority interest - KushBar Inc.	187	-
Purchase of - Saturninus Partners	930	-
	1,552	(179)

As of October 31, 2019, the Company held a 50.1% ownership interest in KushBar, with $179 NCI. As well, the Company owed the non-controlling interest shareholder $701 (2018 - $36). The loan carries no interest and is due on demand. On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”).

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. The Company has classified this arrangement as a joint venture with controlling interest.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

31.	Subsequent Events

(i)	On November 18, 2020, the Company closed the acquisition of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares”) received 0.824 (the “Exchange Ratio”) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares, resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior the publication of the consolidated financial statements, the Company must provide the information required by IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(ii)	On November 18, 2020, the Company extended the maturity date of $1,250 million of its convertible debentures originally due in December 2020 by 24 months in exchange for such debenture holders consenting to amend the conversion price of the debentures to $0.22 per common share of High Tide (“High Tide Share”). Also, High Tide has extended the maturity date of $1 million of its convertible debentures originally due in June 2021 on the same terms.

(iii)	On November 30, 2020, the Company has settled debt in the aggregate of $1,220 through the issuance of a total of 7,178,418 common shares in the capital of High Tide (the “HITI Shares”), consisting of: (i) 4,976,471 HITI Shares at a deemed price of $0.17 per HITI Share in connection with META’s semi-annual interest payment of $846 due and payable on November 30, 2020 owing to the holders of the 8.0% convertible secured senior debentures issued pursuant to the to the terms of the convertible denture indenture dated November 23, 2018 between TSX Trust Company (“TSXT”) and META, and the supplement debenture indenture dated November 16, 2020 between TSXT, META and the Company (the “Debenture holder Interest Obligation Shares”); (ii) 1,176,470 HITI Shares in aggregate to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders; (iii) 250,000 HITI Shares in aggregate to certain members of senior management of the Company; (iv) and 775,477 HITI Shares in aggregate to the independent members of the Board of Directors.

(iv)	On December 8, 2020, the Company also issued an aggregate of 1,124,999 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

(v)	On December 14, 2020, the Company announced that, further to its news release dated January, 7, 2020, Windsor Private Capital (“Windsor”) has agreed to extend the maturity of its credit facility (the “Facility”) pursuant to a loan amendment agreement entered into between the parties on December 8, 2020. The Loan Amendment extends the maturity date by one year from December 15, 2020 to December 31, 2021 and a subsequent one-year extension moves the maturity date from December 31, 2021 to December 31, 2022. In addition, Windsor agreed to reduce the interest rate from 11.5% to 10.0% per annum. In addition, High Tide and Windsor have agreed to amend the terms of the warrants issued to Windsor on January 7, 2020 in connection with entering into the Facility. The Company issued to Windsor 58,823,529 warrants to purchase 58,823,529 Shares at a price per Share equal to 150% of the Conversion Price in effect on the date of exercise for a period of two years from the date of issuance. As of December 8, 2020, of the 58,823,529 Warrants only 35,294,117 Warrants have vested while the remaining 23,529,412 Warrants have not vested. The parties agreed to amend the Warrants to: (i) confirm that only 35,294,117 Warrants have vested, while the remaining 23,529,412 are no longer eligible to vest and are cancelled, (ii) set the exercise price at $0.255, (iii) remove the downward adjustment provisions relating to the exercise price, and (iv) extend the expiry to December 31, 2022.

(vi)	On January 4, 2021, the Company issued an aggregate of 800,000 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

(vii)	On January 7, 2021, the Company’s wholly-owned subsidiary, Meta Growth Corp. (“Meta”) has reached a new agreement to extend the maturity of its credit facilities totaling $20,000 (the “Credit Facilities”) from Opaskwayak Cree Nation (“OCN”) to December 31, 2024 at a reduced rate of 10% per annum by removing the annual administration fee of 2.5%. In addition, the Company, Meta and OCN agreed to transition the remaining undrawn balance under the Credit Facilities, being $6,750, from Meta to the Company, whereby the Company will have the ability to draw down on the Remaining Credit Balance directly. As such, the Company and OCN have entered into a loan agreement with OCN for the Remaining Credit Balance, maturing December 31, 2024, which includes the same reduced interest rate of as the Credit Facilities.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts)

31.	Subsequent Events (continued)

(viii)	On January 25, 2021, the Company entered into an agreement to acquire all of the issued and outstanding shares of Smoke Cartel (“SC”) for US$8.0 Million, implying an approximate value of US$0.309 per SC Share, representing a premium of 33% to Smoke Cartel’s last closing share price of US$0.232 (Jan. 22, 2021). The consideration will be comprised of: (i) US$6.0 Million in common shares of High Tide (“HT Shares”) on the basis of a deemed price per HT Share equal to the volume weighted average price per HT Share on the TSX Venture Exchange for the 10 consecutive trading days preceding closing of the Transaction; and (ii) US$2.0 Million in cash. As a result of U.S. securities law considerations, significant Smoke Cartel shareholders have agreed to allow the Cash Consideration to be allocated first to Smoke Cartel’s shareholders generally, who will be paid fully in cash, using all or a portion of the Cash Consideration. Pursuant to the Acquisition Agreement, 25% of the Share Consideration will be placed in escrow for a period of 12 months from Closing. The Acquisition Agreement, 25% of the Share Consideration will be placed in escrow for a period of 12 months from Closing.

(ix)	On February 22, 2021, the Company closed of its previously announced “bought deal” short-form prospectus offering (the “Offering”) of units of the Company (the “Units”), including the exercise in full of the underwriters’ over-allotment option. The Offering was led by ATB Capital Markets Inc. and Echelon Wealth Partners Inc., together with Beacon Securities Limited and Desjardins Securities Inc. In connection with the Offering, the Company issued an aggregate of 47,916,665 Units at a price of $0.48 per Unit, for aggregate gross proceeds of $23,000. Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, for a period of 36 months following the closing of the Offering. The TSX Venture Exchange has conditionally approved the listing of (i) the Common Shares and the Warrants issued pursuant to the Offering, and (ii) the Common Shares issuable upon the exercise of the Warrants, the broker warrants issued to the Underwriters, and the Warrants comprising the Units underlying such broker warrants.

(x)	During the month of January and February 2021 $29,225 of debt was converted into common shares. During the same period various holders of options and warrants have elected to exercise their respective instruments resulting in $3,422 of cash proceeds to the Company.